[redacted]

10028556

SECUR 10028556 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 01 2010
Washington, DC
112

SEC FILE NUMBER
8-23689

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 S. La Salle Street
(No. and Street)

Chicago,	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Berberich — 312-444-7805
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

303 East Wacker Drive	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/11

OATH OR AFFIRMATION

I, ______Carol Berberich__________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________Northern Trust Securities, Inc.____, as of _________________December 31_______, 2009____, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

"OFFICIAL SEAL"
David D. Chang
Notary Public, State of Illinois
Du Page County
My Commission Expires 12-03-2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check at applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
Northern Trust Securities, Inc.:

We have audited the accompanying statement of financial condition of Northern Trust Securities, Inc. (the Company), a wholly owned subsidiary of Northern Trust Corporation, as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Northern Trust Securities, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 26, 2010

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	2,240,654
Cash segregated under federal and other regulations		3,000,000
Trading securities owned, at fair value		9,931,820
Receivable from clearing broker		14,035,928
Other receivables		4,145,961
Furniture and fixtures, at cost, net of accumulated depreciation of $8,198		3,739
Deferred tax asset, net		566,003
Other assets		349,168
Total assets	$	34,273,273

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at fair value	$	540,861
Taxes payable to the Parent		3,126,732
Payable to employees		4,460,600
Accounts payable and accrued expenses		3,731,142
Subordinated note payable to the Parent		5,000,000
Total liabilities		16,859,335
Stockholder's equity:		
Common stock, $0.01 par value; 20,000 shares authorized; 1,475 shares outstanding		15
Paid-in capital		3,697,485
Retained earnings		13,716,438
Total stockholder's equity		17,413,938
Total liabilities and stockholder's equity	$	34,273,273

See accompanying notes to statement of financial condition.

NORTHERN TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of Northern Trust Corporation)

Notes to Statement of Financial Condition

December 31, 2009

(1) Organization and Nature of Business

Northern Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is an introducing broker-dealer and clears all transactions on a fully disclosed basis through another broker-dealer. The Company promptly transmits all customer funds and securities to such clearing broker. Substantially all customers of the Company are also clients of affiliated entities. The Company also trades for its own account with the intent to sell securities to meet client demands.

The Company is a wholly owned subsidiary of Northern Trust Corporation (the Parent).

(2) Significant Accounting Policies

A summary of the significant accounting policies, which have been followed in preparing the accompanying statement of financial condition is set forth below:

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Furniture and Fixtures

Furniture and fixtures are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the underlying assets, which range from 3 to 10 years.

(c) Income Taxes

The Company follows an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year, and then to recognize deferred tax assets and liabilities resulting from temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates.

The Company files a consolidated income tax return with the Parent. Under a tax-sharing agreement with the Parent, income taxes are computed based on the current year's results at the statutory rate as if the Company filed separate federal and state income tax returns.

The Company's practice is to recognize any interest and penalties related to unrecognized tax benefits in the provision for income tax.

(d) FASB Accounting Standards Codification

The Financial Accounting Standards Board (FASB) has issued FASB Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*

(Continued)

(ASC 105). The Statement establishes the FASB Accounting Standards Codification (Codification or ASC) as the single source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other nongrandfathered, non-SEC accounting literature not included in the Codification have become nonauthoritative. Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASU), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. References to accounting literature contained in the Notes to Statement of Financial Condition have been updated to reflect the new Accounting Standards Codification (ASC) structure.

(3) Transactions with Affiliates

The Company maintains its bank accounts and a line of credit with affiliates of the Parent. The line of credit available to the Company from these affiliates totals $5,000,000, which is pursuant to a subordinated revolving credit note that matures on February 28, 2013. Borrowings under the line totaled $5,000,000 at December 31, 2009.

(4) Trading Securities Owned and Securities Sold, But Not Yet Purchased

Trading securities owned and securities sold, but not yet purchased, at fair value, as of December 31, 2009 consist of the following:

	Trading securities owned	Securities sold, but not yet purchased
Corporate equities and debt securities	$ 710,257	—
U.S. Government, agency, and municipal obligations	9,221,563	540,861
Total	$ 9,931,820	540,861

(5) Employee Benefits

The employees of the Company are covered by the Parent's noncontributory defined benefit pension plan (the Plan). The annual contribution rate is fixed by the Parent and provides for funding of the Plan and the cost of administration of the Plan. The employees of the Company are pooled with the employees of the Parent and affiliates for the purposes of the actuarial valuation. Therefore, the amount of accumulated pension benefits related specifically to the Company is not available.

Employees retiring under the provisions of the Plan may be eligible for postretirement health care coverage. The Company also provides for certain benefits after employment but before retirement. These benefits may be subject to deductibles, co-payment provisions, and other limitations, and the provisions may be changed at the discretion of the Parent. Furthermore, the Parent reserves the right to terminate these

benefits at any time. The employees of the Company are pooled with employees of the Parent and affiliates for purposes of actuarial valuation with regard to postretirement benefits other than pensions and postemployment benefits. Therefore, the amount of the benefit obligation related specifically to the Company is not available. The total cost to the Company of these postretirement benefits is included with other allocations from the Parent and recorded in employee compensation and related expenses.

(6) Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital." The Company has elected to compute its net capital under the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined, and any additional capital requirements for resale agreements. At December 31, 2009, the Company had net capital of $20,733,154, which was $20,483,154 in excess of required net capital.

(7) Furniture and Fixtures

A summary of furniture and fixtures is presented below:

		Original cost	Accumulated depreciation	Net book value
Office equipment	$	6,066	5,308	758
Computer equipment		5,870	2,889	2,981
Total furniture and fixtures	$	11,936	8,197	3,739

(8) Income Taxes

Deferred taxes result from temporary differences between the amounts reported in the statement of financial condition and the tax bases of assets and liabilities. Deferred compensation is the most significant temporary difference. Net deferred tax assets were $566,003 at December 31, 2009. No valuation allowance related to deferred tax assets has been recorded at December 31, 2009 as management believes it is more likely than not that the deferred tax assets will be fully realized.

There were no unrecognized tax benefits included within the statement of financial condition at both January 1, 2009 and December 31, 2009. As of January 1, 2009 and December 31, 2009, the Company had no accrued interest or penalties related to unrecognized tax benefits. The Company is no longer subject to income tax examinations by U.S. federal, state, or local tax authorities for years before 1997.

(Continued)

(9) Fair Value Measurements

FASB ASC topic 820, *Fair Value Measurement and Disclosure* defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Fair Value Hierarchy

ASC 820 establishes the following hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace.

Level 1 – Quoted, active market prices for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices, such as quoted active market prices for similar assets or liabilities, quoted prices for identical or similar assets in inactive markets, and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 – Valuation techniques in which one or more significant inputs are unobservable in the marketplace.

Observable inputs reflect market data obtained from sources independent of the reporting entity; unobservable inputs reflect the entity's own assumptions about how market participants would value an asset or liability based on the best information available. The standard requires an entity measuring fair value to maximize the use of observable inputs and minimize the use of unobservable inputs and establishes a fair value hierarchy of inputs. Financial instruments are categorized based on the lowest level input that is significant to their valuation.

The Company's financial assets and liabilities carried at fair value consist of trading securities owned and securities sold, not yet purchased. U.S. Treasury securities are classified as Level 1 assets. The remaining trading securities are classified as Level 2 assets. Securities sold, not yet purchased are classified as Level 2 liabilities. The Company does not have any securities owned or securities sold, not yet purchased that are classified within Level 3 of the fair value hierarchy.

(10) Off-Balance Sheet Risk and Concentration of Credit

Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. As an introducing broker with customers throughout the United States, but primarily in the Midwest, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash and margin accounts introduced by the Company. To minimize its risk related to the indemnification agreement, the Company adjusts the amount of the margin required commensurate with the level of risk associated with the customers' underlying positions. If necessary, the Company may liquidate certain positions in order to satisfy minimum margin requirements. Management believes that the margin deposits held at December 31, 2009 are adequate to mitigate the risk of material loss. For the year ended December 31, 2009, no indemnity payments were made to the broker-dealer.

In the normal course of its business, the Company enters into long- and short-security positions. The risk of potential loss due to changes in the market may exceed the amounts recorded for such short security transactions.

The securities owned by the Company are primarily U.S. Treasury, municipal, and government sponsored agency obligations. Excluding the U.S. Treasury, the largest position of any single issuer at December 31, 2009, was a municipal obligation which amounted to $2,100,000.

(11) Legal Proceedings

The Company is a defendant in legal proceedings incidental to its securities business. Management of the Company, after consultation with legal counsel, believes the resolution of these various matters will not result in any material adverse effect on the financial position or results of operations of the Company.

(12) Cash and Securities Segregated under Federal and Other Regulations

Cash of $3,000,000 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the SEC.

(13) Subsequent Events

In accordance with implementing ASC 855, "Subsequent Events", as of January 1, 2009, the Company evaluated subsequent events through February 26, 2010, the date the statement of financial condition was issued and noted no material impact on the Company's statement of financial condition.

Independent Registered Public Accounting Firm's Report on Applying Agreed-Upon Procedures

The Board of Directors
Northern Trust Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Northern Trust Securities, Inc. (the Company), a wholly owned subsidiary of Northern Trust Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the specified parties), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries per inspection of check requests and check copies, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023689 FINRA DEC
NORTHERN TRUST SECURITES INC 8*8
ATTN:DERA MAIRS
50 S LASALLE ST STE M-15
CHICAGO IL 60603-1006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Carol Berberich 312-444-7805

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 64,389

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (21,715)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 42,674

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 42,674

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NORTHERN SECURITIES INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 22ND day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 41,860,262
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	12,352
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	12,352
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,420,709
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5,061,559
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	268,278
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,231,422
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 135,093	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 69,590	
Enter the greater of line (i) or (ii)	135,093
Total deductions	16,117,061
2d. SIPC Net Operating Revenues	$ 25,755,553
2e. General Assessment @ .0025	$ 64,389

(to page 1 but not less than $150 minimum)

KPMG

NORTHERN TRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of Northern Trust Corporation)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)